Exhibit 99.1

Fanhua Announces Receipt of Non-Binding Going Private Proposal

GUANGZHOU, China, December 16, 2021 (GLOBE NEWSWIRE) - Fanhua Inc. (“Fanhua” or “the Company”) (Nasdaq: FANH), a leading independent financial services provider in China, today announced that its Board of Directors has received a preliminary non-binding proposal letter dated December 16, 2021, from a consortium (the “Consortium”) led by Mr. Yinan Hu, founder and a director of the Company, to acquire all of the outstanding ordinary shares of the Company not already owned by the Consortium for $9.8 per American Depositary Shares (“ADS”), or $0.49 per ordinary share in a going private transaction, (the “Proposed Transaction”), subject to certain conditions. The price represents a premium of approximately 10.2% to the closing price of the Company's ADS on December 15, 2021. Mr. Hu currently beneficially owns approximately 18.6% of the Company’s outstanding ordinary shares.

According to the proposal letter, Mr. Yinan Hu will form an acquisition vehicle for the purpose of implementing the Proposed Transaction, which may admit other existing shareholders of the Company and equity investors as consortium members (the “Potential Consortium Members”) and the acquisition is intended to be financed by a combination of debt and/or equity capital from the Potential Consortium Members. A copy of the proposal letter is attached hereto as Exhibit A.

The Board intends to form a special committee consisting of independent directors to consider the Proposed Transaction. The Board of Directors cautions the Company's shareholders and others considering trading in its securities that no decisions have been made with respect to the Company's response to the proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required by applicable law.

About Fanhua Inc.

Fanhua Inc. is a leading independent financial services provider. Through our online platforms and offline sales and service network, we offer a wide variety of financial products and services to individuals, including life and property and casualty insurance products. We also provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations, as well as value-added services, such as emergency vehicle roadside assistance.

Our online platforms include: (1) Lan Zhanggui, an all-in-one platform which allows our agents to access and purchase a wide variety of insurance products, including life insurance, auto insurance, accident insurance, travel insurance and standard health insurance products from multiple insurance companies on their mobile devices; (2) Baowang (www.baoxian.com), an online entry portal for comparing and purchasing health, accident, travel and homeowner insurance products and (3) eHuzhu (www.ehuzhu.com), a non-profit online mutual aid platform in China.

As of September 30, 2021, our distribution and service network is consisted of 750 sales outlets covering 23 provinces and 110 service outlets covering 31 provinces.

For more information about Fanhua Inc., please visit http://ir.fanhuaholdings.com/.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management's quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Fanhua and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China, future development of COVID-19 outbreak and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and Fanhua undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Fanhua believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Fanhua is included in Fanhua's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

CONTACT: Investor Relations

Tel: (8620) 83883191

Email: qiusr@fanhuaholdings.com

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Exhibit A

December 16, 2021

The Board of Directors

Fanhua Inc.

27/F, Pearl River Tower, No. 15 West Zhujiang Road

Guangzhou, Guangdong 510623

People’s Republic of China

Dear Sirs:

I, Mr. Yinan Hu (“Mr. Hu”), founder and a director of Fanhua Inc. (the “Company”), am pleased to submit this preliminary non-binding proposal (the “Proposal”) to acquire all outstanding ordinary shares of the Company that are not already owned by a consortium led by me on the principal terms and conditions described in this letter (the “Transaction”).

I believe that the Proposal provides a very attractive opportunity to the Company’s shareholders. The Proposal represents a premium of 10.2% to the closing price of the Company’s American depositary shares (“ADSs,” each representing 20 ordinary shares of the Company) on December 15, 2021.

Set forth below are the key terms of the Proposal.

1.	Consortium. I, together with my affiliates, hold 18.6% of the ordinary shares of the Company. I will form an acquisition vehicle for the purpose of implementing the Transaction, which may admit other existing shareholders of the Company and equity investors as consortium members (the “Potential Consortium Members”). Please note that I am currently interested only in pursuing the Transaction and I am not interested in selling my shares in any other transaction involving the Company.

2.	Transaction and Purchase Price. I propose to acquire all of the outstanding ordinary shares of the Company and ADSs not already beneficially owned by me at a purchase price equal to US$0.49 per ordinary share, or US$9.8 per ADS, as the case may be, in cash.

3.	Financing. I intend to finance the Transaction with a combination of debt and/or equity capital. Equity financing will be provided by me and the Potential Consortium Members, in the form of cash and rollover equity in the Company. Debt financing is expected to be provided by loans from third party financial institutions. I am confident that I can timely secure adequate financing to consummate the Transaction.

4.	Due Diligence. I believe that I and the Potential Consortium Members will be in a position to complete customary due diligence for the Transaction in a timely manner and in parallel with discussions on definitive agreements.

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5.	Process. I believe that the Transaction will provide superior value to the Company’s public shareholders. I recognize of course that the board of directors of the Company will evaluate the Transaction independently before it can make its determination whether to endorse it. Given my involvement in the Transaction, I expect that the independent members of the board of directors will proceed to consider the Proposal and the Transaction.

6.	Confidentiality. I will, as required by law, promptly file a Schedule 13D with the Securities and Exchange Commission to disclose this letter. I am sure you will agree, however, that it is in all of our interests to ensure that we otherwise proceed in a strictly confidential manner, unless otherwise required by law, until we have executed definitive agreements or terminated our discussions.

7.	No Binding Commitment. This Proposal is not a binding offer, agreement or agreement to make a binding offer or agreement at any point in the future. This letter is a preliminary indication of interest of mine and does not contain all matters upon which agreement must be reached in order to consummate the proposed Transaction, nor does it create any binding rights or obligations in favor of any person. The parties will be bound only upon the execution of mutually agreeable definitive documentation.

8.	Governing Law. This letter shall be governed by, and construed in accordance with, the internal laws of the State of New York.

In closing, I would like to express my commitment to bring this Transaction to a successful and timely conclusion. Should you have any questions regarding this Proposal, please do not hesitate to contact me. I look forward to hearing from you.

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By:	/s/ Yinan Hu

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